Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES SECOND QUARTER 2011 SAN JOSÉ MINE PRODUCTION

TORONTO, ONTARIO – July 20, 2011 - Minera Andes Inc. (the "Company" or "Minera Andes") (TSX: MAI and US OTC: MNEAF) announces production results from its 49% owned San José mine in Santa Cruz Province, Argentina. Overall production at the San José mine during the second quarter of 2011 was 1,332,000 ounces of silver and 17,700 ounces of gold, of which 49% is attributable to Minera Andes.  Production cost information will be provided in conjunction with our second quarter 2011 financial results expected to be released mid-August.

Compared to the first quarter of 2011, second quarter 2011 silver production was 12% lower and gold production was 17% lower.  The decrease in silver and gold production was due to a 14% reduction in mill throughput because of a strike at the mine during the second quarter of 2011, which resulted in the loss of 18 days of production.  The principal issue surrounding the strike was wages, and a final agreement has been reached with the local union.  In addition, annual wage negotiations with the union have reached a satisfactory conclusion.  The wage agreements were in line with expectations.

Compared to the second quarter of 2010, second quarter 2011 mill throughput decreased 15% due to the strike at the mine during the second quarter of 2011.  However, the silver head grade and metallurgical recovery increased in the second quarter of 2011 compared to the second quarter of 2010, resulting in a net increase of 9% for silver production.  The gold head grade was essentially unchanged, but higher metallurgical recovery for gold partially offset the lower mill throughput, resulting in a net decrease of 10% for gold production compared to the second quarter of 2010.  Metallurgical recoveries improved to 89% for gold and 87% for silver in the second quarter of 2011 compared to 85% for gold and 81% for silver in the second quarter of 2010.

The difference in the amount of metal sold in the quarter compared to the amount produced was due to timing differences.

SAN JOSÉ MINE PRODUCTION COMPARISON (100% BASIS) *	Q2 2011	Q1 2011	Q2 2010
Ore production (tonnes)	98,251	113,696	116,259
Average head grade silver (g/t)	463	459	368
Average head grade gold (g/t)	5.98	6.08	5.81
Silver produced (koz)	1,332	1,522	1,221
Gold produced (koz)	17.70	21.41	19.71
Silver equivalent produced (koz)	2,394	2,807	2,403
Silver sold (koz)	1,585	1,342	1,331
Gold sold (koz)	21.69	17.63	22.68
 *Minera Andes holds a 49% attributable interest in the San José mine

This news release is submitted by James K. Duff, Chief Operating Officer of Minera Andes Inc.

Minera Andes Inc.
   News Release 11-17   Page 1

About Minera Andes: Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: A 49% interest in Minera Santa Cruz SA, owner of the San Jose Mine in close proximity to Goldcorp's Cerro Negro project; 100% ownership of the Los Azules copper deposit with an inferred mineral resource of 10.3 billion pounds of copper and an indicated resource of 2.2 billion pounds of copper; and, 100% ownership of a large portfolio of exploration properties in Santa Cruz province, Argentina, including properties bordering the Cerro Negro project in Santa Cruz Province.  The Company had $21 million USD in cash as at June 30, 2011 with no bank debt.  Robert McEwen, Chairman and CEO, owns 30% of the shares of the company.  On June 14, 2011 the Company announced that Mr. McEwen proposed to combine the Company with US Gold Corporation to create a high growth, low-cost, mid-tier silver producer focused on the Americas.

About Minera Santa Cruz: Minera Santa Cruz SA is a joint venture owned 51% by Hochschild Mining Argentina, a wholly owned subsidiary of Hochschild Mining plc, and 49% by Minera Andes S.A., a wholly owned subsidiary of the Corporation. The joint venture owns and operates the San José property.

About Hochschild Mining plc: Hochschild Mining plc is a leading precious metals company listed on the London Stock Exchange (HOCM.L / HOC LN) with a primary focus on the exploration, mining, processing and sale of silver and gold. Hochschild has over forty years of experience in the mining of precious metal vein deposits and currently operates four underground vein mines, three located in southern Peru, one in southern Argentina and one open pit mine in northern Mexico. Hochschild also has numerous long-term prospects throughout the Americas.

For further information, please contact: Andrew Elinesky or visit our Web site: www.minandes.com.

Andrew Elinesky Controller 99 George St. 3rd Floor, Toronto, Ontario, Canada. M5A 2N4 Toll-Free: 1-866-441-0690 Tel:647-258-0395 Fax: 647-258-0408 E-mail: info@minandes.com

Reliability of Information: Minera Santa Cruz S.A., the owner of the San José mine, is responsible for and has supplied to the Company all reported results from the San José mine. This press release is based entirely on information provided to Minera Andes by Minera Santa Cruz S.A. (MSC). Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates other than MSC do not accept responsibility for the use of project data or the adequacy or accuracy of this release. As the Company is not the operator of the San José mine, there can be no assurance that production information reported to the Company by MSC is accurate, the Company has not independently verified such information and readers are therefore cautioned regarding the extent to which they should rely upon such information.

Caution Concerning Forward-Looking Statements: This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, risks related to litigation, property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Minera Andes Inc.
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Readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Company's Annual Information Form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Minera Andes Inc.
 News Release 11-17   Page 3